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                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                     of The Securities Exchange Act of 1934

For the month of February, 2007                   Commission File Number 1-12090

                        GRUPO RADIO CENTRO, S.A. de C.V.
                 (Translation of Registrant's name into English)

                           Constituyentes 1154, Piso 7
                       Col. Lomas Altas, Mexico D.F. 11954
                          (Address of principal office)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One)  Form 20-F  [X]  Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes [ ]   No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

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

         GRUPO RADIO CENTRO REPORTS FOURTH QUARTER AND YEAR-END RESULTS
                     FOR THE PERIOD ENDED DECEMBER 31, 2006

    MEXICO CITY, Feb. 20 /PRNewswire-FirstCall/ -- Grupo Radio Centro, S.A.B de C.V. (NYSE: RC) (BMV: RCENTRO-A) (the "Company"), one of Mexico's leading radio broadcasting companies, announced today its operating results for the fourth quarter and year ended December 31, 2006. All figures were prepared in accordance with the Financial Information Standards issued by the Mexican Board for Research and Development of Financial Standards and have been restated in constant pesos as of December 31, 2006.

    Fourth Quarter Results

    Broadcasting revenue for the fourth quarter of 2006 was Ps. 202,130,000, a 5.2% increase from Ps. 192,119,000 reported for the same period of 2005. This increase was mainly attributable to higher advertising expenditures by the Company's clients, who purchased more airtime in the fourth quarter compared to the same period of 2005.

    The Company's broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) in the fourth quarter of 2006 were Ps. 103,328,000, an 8.4% decrease from Ps. 112,796,000 reported for the same period of 2005. This decrease was primarily due to a reduction in the allowance for doubtful accounts in December 2006 as a result of a sale of accounts receivable that had given rise to a portion of the allowance.

    For the fourth quarter of 2006, the Company reported broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) of Ps. 98,802,000, a 24.6% increase from Ps. 79,323,000 reported for the same period of 2005. This increase was attributable to the increase in broadcasting revenue described above.

    Depreciation and amortization expense for the fourth quarter of 2006 amounted to Ps. 9,094,000, a 6.4% decrease from Ps. 9,714,000 reported during the same period of 2005, because the Company no longer recorded depreciation of company vehicles whose useful lives ended in the second quarter of 2006.

    For the fourth quarter of 2006, the Company's corporate, general and administrative expenses were Ps. 4,778,000, a 4.5% increase from Ps. 4,573,000 reported for the same period of 2005 due to an increase in performance bonuses paid by the Company to its executives in the fourth quarter of 2006 as compared with the same period of 2005.

    The Company reported operating income of Ps. 84,930,000 for the fourth quarter of 2006, a 30.6% increase from Ps. 65,036,000 reported for the same period of 2005. This increase was due primarily to the aforementioned increase in broadcasting income during the fourth quarter of 2006.

    The Company's comprehensive financing cost for the fourth quarter of 2006 was Ps. 30,637,000, an increase from Ps. 4,943,000 reported for the same period of 2005. This increase was primarily due to:

    * the sale of certain accounts receivable in December 2006 (described below), as a result of which the book value in excess of the purchase price for the accounts receivable was classified as interest expense, and

    * a loss on net monetary position of Ps. 3,563,000 compared to a gain on net monetary position of Ps. 1,508,000 reported for the same period of 2005, due to the fact that the Company no longer held bank debt or a contingent liability, which resulted in lower monetary liabilities in the fourth quarter of 2006 compared to the same period of 2005.

    In December 2006, the Company sold for Ps. 12 million accounts receivable representing Ps. 38.9 million owed to it mainly by political parties in connection with these customers' purchases of airtime from 2003 to 2005. The Company had been unsuccessful in its attempts to collect the accounts receivable and, accordingly, increased its allowance for doubtful accounts beginning in 2005. Following the sale, the Company classified as interest expense Ps. 26.9 million (which is equivalent to the difference between the book value and the purchase price of the accounts receivable), and reduced its allowance for doubtful accounts from Ps. 29.4 million to Ps. 12.8 million.
The Company sold the accounts receivable because:

    * it believed, based on its past efforts, that the accounts receivable were not recoverable, and

    * the sale enabled the Company to take a tax deduction in connection with the unrecoverable accounts receivable, which deduction otherwise would not have been available without bringing legal proceedings against the customers.

    The accounts receivable were sold to a company controlled by Francisco Aguirre Gomez, Chairman of the Board of Directors of Grupo Radio Centro. There were no other buyers, the price was higher than fair market value and payment has been received in cash. This transaction was ratified by the Company's audit committee on February 19, 2007.

    During the fourth quarter of 2006, other expenses, net, totaled Ps. 15,457,000, a 5.5% increase from the Ps. 14,646,000 reported for the same period of 2005. This increase was mainly attributable to expenses related to the Company's 60th anniversary celebration.

    As a result of the foregoing, the Company reported income before extraordinary item and provisions for income tax and employee profit sharing of Ps. 38,836,000 for the fourth quarter of 2006, a 14.5% decrease from Ps. 45,447,000 reported for the same period of 2005.

    The Company recorded extraordinary income of Ps. 4,762,000 in the fourth quarter of 2006 as a result of an adjustment for inflation to extraordinary income that was recorded in June 2006 in connection with the reversal of a contingent liability provision.

    For the fourth quarter of 2006, the Company reported income before provisions for income tax and employee profit sharing of Ps. 43,598,000, a 4.1% decrease from Ps. 45,447,000 reported for the same period of 2005.

    The Company reduced its provision for income tax and employee profit sharing by Ps. 3,589,000 in the fourth quarter of 2006 compared to a provision of Ps. 8,904,000 for the same period of 2005. This reduction was a result of lower taxable income due to the fact that the Company had more deductible expenses in the fourth quarter of 2006 compared to the same period of 2005.

    As a result of the foregoing, the Company's net income for the fourth quarter of 2006 was Ps. 47,187,000, a 29.1% increase from Ps. 36,543,000 reported for the same period of 2005.

    Twelve-Month Results

    For the year ended December 31, 2006, broadcasting revenue was Ps. 795,680,000, a 29.4% increase from Ps. 615,083,000 reported for the same period of 2005. This increase was mainly attributable to an increase in advertising expenditures by political parties in connection with the presidential and congressional elections that took place on July 2, 2006, as well as higher advertising expenditures by the Company's commercial clients compared to the same period of 2005.

    The Company's broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for the year ended December 31, 2006 were Ps. 443,404,000, an 8.5% increase from the Ps. 408,501,000 reported for the same period of 2005. This increase was primarily due to:

    * an increase in sales commissions paid to the Company's sales force, outside agents and affiliated stations in connection with increased sales of airtime,

    * a net increase in the allowance for doubtful accounts, and

    * increased expenses related to additional advertising and marketing campaigns.

    Broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) for the year ended December 31, 2006, was Ps. 352,276,000, a 70.5% increase from Ps. 206,582,000 reported for the same period of 2005. This increase was mainly attributable to the increase in broadcasting revenue, which more than offset the increase in broadcasting expenses.

    Depreciation and amortization expense for the year ended December 31, 2006 totaled Ps. 35,836,000, a 6.9% decrease from Ps. 38,509,000 reported for the same period of 2005. This decrease was mainly attributable to the fact that the Company no longer recorded depreciation for certain Company vehicles whose useful lives ended in the second quarter of 2006.

    The Company's corporate, general and administrative expenses for the year ended December 31, 2006 were Ps. 14,276,000, a slight increase from Ps. 14,047,000 reported for the same period of 2005.

    As a result of the foregoing, the Company reported operating income of Ps. 302,164,000 for the year ended December 31, 2006, a 96.2% increase from Ps. 154,026,000 reported for the same period of 2005.

    The Company's comprehensive financing cost for the year ended December 31, 2006 was Ps. 38,399,000, a 189.1% increase from Ps. 13,280,000 recorded for the same period of 2005. This increase was primarily due to:

    * the cost attributable to the sale of certain accounts receivable, which was classified as interest expense;

    * a decrease in gain on net foreign currency exchange, which was Ps. 8,000 in 2006 compared to Ps. 10,940,000 in 2005, due to the cancellation of a U.S. dollar-denominated contingent liability in 2006, and

    * a loss on net monetary position of Ps. 2,569,000 in 2006 compared to a gain of Ps. 6,974,000 in 2005, due to the fact that the Company repaid its bank debt in May 2006 and cancelled a contingent liability in June 2006, thus significantly reducing its monetary liabilities during the year.

    Other expenses, net, for the year ended December 31, 2006 were Ps. 56,465,000, a 11.6% increase from Ps. 50,588,000 reported for the same period of 2005. This increase was mainly attributable to higher legal expenses during 2006 compared to the same period of 2005 and expenses related to the Company's 60th anniversary celebration during 2006.

    As a result of the foregoing, the Company reported income before extraordinary item and provisions for income tax and employee profit sharing of Ps. 207,300,000 for the year ended December 31, 2006, a 129.9% increase from Ps. 90,158,000 reported for the same period of 2005.

    During 2006, the Company recorded extraordinary income of Ps. 253,976,000, due to the reversal of a contingent liability provision recorded by the Company in 2003 minus accumulated foreign exchange loss and interest recorded by the Company in 2006 related to the provision.

    For the year ended December 31, 2006, the Company reported income before provisions for income tax and employee profit sharing of Ps. 461,276,000, a 411.6% increase from Ps. 90,158,000 reported for the same period of 2005, due to both the increase in operating income and the recording of extraordinary income.

    For the year ended December 31, 2006, the Company recorded provisions for income tax and employee profit sharing of Ps. 42,278,000, an 87.1% increase from Ps. 22,599,000 reported for 2005. This increase was primarily due to the increase in taxable income during 2006 compared to 2005.

    As a result of the foregoing, the Company posted net income of Ps. 418,998,000 for the year ended December 31, 2006, a 520.2% increase from Ps. 67,559,000 reported for the same period of 2005.

    Balance Sheet:

    Other accounts receivable increased to Ps. 18,665,000 as of December 31, 2006 from Ps. 5,469,000 reported for 2005, mainly recording in 2006 Ps. 12,000,000 receivable from the sale of non-recoverable accounts receivable as explained above. Payment has subsequently been received.

    Current and Long Term Notes Payable of the Company of Ps. 58,913,000 and Ps. 58,913,000 respectively as of December 31, 2005 have been repaid in full. The Company had no debt as of December 31, 2006 nor as of today.

    Company Description:

    Grupo Radio Centro owns and/or operates 14 radio stations. Of these 14 radio stations, Grupo Radio Centro operates 11 in Mexico City. The Company's principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs. Revenue is primarily derived from the sale of commercial airtime. In addition to the Organizacion Radio Centro radio stations, the Company also operates Grupo RED radio stations and Organizacion Impulsora de Radio (OIR), a radio network that acts as the national sales representative for, and provides programming to, Grupo Radio Centro-affiliated radio stations.

    Note on Forward Looking Statements:

    This release may contain projections or other forward-looking statements related to Grupo Radio Centro that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Grupo Radio Centro with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Grupo Radio Centro on the date hereof, and Grupo Radio Centro assumes no obligation to update such statements.

                       GRUPO RADIO CENTRO, S.A.B. DE C.V.
                       CONSOLIDATED AUDITED BALANCE SHEET
                        as of December 31, 2006 and 2005
     in Mexican Pesos ("Ps.") with purchasing power as of December 31, 2006
          (figures in thousands of Ps. and U.S. dollars ("U.S. $")(1), except per Share and per ADS amounts)

                                                           December 31,
                                           --------------------------------------------
                                                       2006                    2005
                                           ----------------------------    ------------
                                            U.S. $(1)          Ps.             Ps.
                                           ------------    ------------    ------------
                 ASSETS

Current assets:
  Cash and temporary investments                  9,080          98,055          90,679

Accounts receivable:
  Broadcasting, net                              22,900         247,305         226,331
  Other                                           1,728          18,665           5,469
  Income taxes recoverable                            0               0          11,583
                                                 24,628         265,970         243,383

Prepaid expenses                                  2,362          25,510          10,811
  Total current assets                           36,070         389,535         344,873

Property and equipment, net                      42,945         463,786         494,665
Deferred charges, net                               413           4,463           5,498
Excess of cost over book value
 of net assets of subsidiaries,
 net                                             73,958         798,710         798,710
Other assets                                        305           3,288           3,351
       Total assets                             153,691       1,659,782       1,647,097

               LIABILITIES

Current:
  Notes payable                                       0               0          58,913
  Advances from customers                        11,829         127,744          86,714
  Suppliers and other accounts
   payable                                        4,217          45,544          34,410
  Taxes payable                                   8,106          87,540          27,211
  Contingent liability                                0               0         256,177
     Total current liabilities                   24,152         260,828         463,425

Long-Term:
  Notes payable                                       0               0          58,913
  Reserve for labor liabilities                   4,882          52,724          39,999
  Deferred taxes                                    838           9,049          42,322
       Total liabilities                         29,872         322,601         604,659

   SHAREHOLDERS' EQUITY

Capital stock                                   100,880       1,089,457       1,212,561
Cumulative earnings (deficit)                    28,029         302,699        (116,238)
Reserve for repurchase of shares                  3,912          42,249          43,364
Cumulative effect of deferred
 income taxes                                    (9,488)       (102,468)       (102,468)
Surplus on restatement of capital                   454           4,900           4,900
Effects from labor liabilities                      (28)           (299)           (263)
Minority interest                                    60             643             582
     Total shareholders' equity                 123,819       1,337,181       1,042,438
       Total liabilities and
        stockholders' equity                    153,691       1,659,782       1,647,097

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.7995 per U.S. dollar, the noon buying rate for Mexican pesos on December 29, 2006 as published by the Federal Reserve Bank of New York.

                       GRUPO RADIO CENTRO, S.A.B. DE C.V.
                      CONSOLIDATED AUDITED INCOME STATEMENT
               for the three-month and twelve-month periods ended
                      December 31, 2006 and 2005 expressed
     in Mexican Pesos ("Ps.") with purchasing power as of December 31, 2006
          (figures in thousands of Ps. and U.S. dollars ("U.S. $")(1), except per Share and per ADS amounts)

                                       4th Quarter                       Accumulated 12 months
                           ------------------------------------   ------------------------------------
                                    2006                2005               2006                2005
                           -----------------------   ----------   -----------------------   ----------
                            U.S.$(1)       Ps.          Ps.        U.S.$(1)       Ps.          Ps.
                           ----------   ----------   ----------   ----------   ----------   ----------
Broadcasting
 revenue(2)                    18,717      202,130      192,119       73,677      795,680      615,083
Broadcasting
 expenses, excluding
 depreciation,
 amortization and
 corporate, general
 and administrative
 expenses                       9,568      103,328      112,796       41,058      443,404      408,501
Broadcasting income             9,149       98,802       79,323       32,619      352,276      206,582

Depreciation and
 amortization                     842        9,094        9,714        3,318       35,836       38,509
Corporate, general and
 administrative
 expenses                         442        4,778        4,573        1,322       14,276       14,047
Operating income                7,865       84,930       65,036       27,979      302,164      154,026

EBITDA                          8,706       94,024       74,750       31,298      338,000      192,535

Comprehensive
 financing gain
 (cost):
  Interest expense             (2,488)     (26,870)      (7,461)      (3,361)     (36,301)     (31,948)
  Interest income(2)              (16)        (173)        (824)          43          463          754
  Gain (loss) on
   foreign currency
   exchange, net                   (3)         (31)       1,834            1            8       10,940
  Gain (loss) on net
   monetary position             (330)      (3,563)       1,508         (238)      (2,569)       6,974
                               (2,837)     (30,637)      (4,943)      (3,555)     (38,399)     (13,280)

Other expenses, net            (1,431)     (15,457)     (14,646)      (5,228)     (56,465)     (50,588)
Income (loss) before
 extraordinary item
 and provisions:                3,597       38,836       45,447       19,196      207,300       90,158

Extraordinary item                441        4,762            0       23,517      253,976            0
Income (loss) before
 provisions                     4,038       43,598       45,447       42,713      461,276       90,158

Provisions for income
 tax & employee profit
  sharing                        (332)      (3,589)       8,904        3,915       42,278       22,599
Net income (loss)               4,370       47,187       36,543       38,798      418,998       67,559

Net income (loss)
 applicable to:
  Majority interest             4,371       47,195       36,546       38,792      418,937       67,544
  Minority interest                (1)          (8)          (3)           6           61           15
                                4,370       47,187       36,543       38,798      418,998       67,559

Net income (loss) per
 Series A Share(3)                                                     0.239        2.578        0.415
Net income (loss) per
 ADS(3)                                                                2.151       23.202        3.735
Weighted average
 common shares
 outstanding (000's)(3)                                                           162,500      162,657

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.7995 per U.S. dollar, the noon buying rate for Mexican pesos on December 29, 2006 as published by the Federal Reserve Bank of New York.

(2) Broadcasting revenue for a particular period includes (as a reclassification of interest income) interest earned on funds received by the Company pursuant to advance sales of commercial airtime to the extent that the underlying funds were earned by the Company during the period in question. Advances from advertisers are recognized as broadcasting revenue only when the corresponding commercial air time has been transmitted. Interest earned and treated as broadcasting revenue for the fourth quarter of 2006 and 2005 was Ps. 1,680,000 and Ps. 2,636,000, respectively.
     Interest earned and treated as broadcasting revenue for the twelve months ended December 31, 2006 and 2005 was Ps. 4,623,000 and Ps. 4,234,000,
     respectively.

(3) Earnings per share calculations are made for the last twelve months as of the date of the income statement, as required by the Mexican Stock Exchange.

SOURCE  Grupo Radio Centro, S.A. de C.V.
    -0-                             02/20/2007
    /CONTACT: RI Contacts: In Mexico: Pedro Beltran or Alfredo Azpeitia of Grupo Radio Centro, S.A.B de C.V., +5255-5728-4800, ext. 7018,
aazpeitia@grc.com.mx; or In NY: Maria Barona or Peter Majeski of i-advize Corporate Communications, Inc., +1-212-406-3690, grc@i-advize.com.mx, for Grupo Radio Centro, S.A. de C.V./
    /Web site:  http://www.radiocentro.com.mx /
    (RC)

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                Grupo Radio Centro, S.A. de C.V.
                                                (Registrant)


Date:    February 21, 2007                      By:    /s/ Pedro Beltran Nasr
                                                       -------------------------
                                                Name:  Pedro Beltran Nasr
                                                Title: Chief Financial Officer